May 18, 2005


Mail Stop 0407

Joy Rick
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205

      Re:	SBC Communications Inc.
      	Amendment No. 2 to Form S-4
      	File No. 333-123283
      	Filed May 11, 2005

Dear Ms. Rick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Amendment No. 2 to Form S-4

Summary, page 1

1. We note the disclosure that the special dividend "should qualify as a distribution within the meaning of Section 301," "should be treated" as a dividend for US federal income tax purposes, and "should be taxed on the cash received as a Special Dividend." Please revise to phrase the opinions more definitively. If tax counsel is using the "should" language because uncertainty exists regarding the tax consequences or it is unable to opine on the matter, it should explain why it cannot give a "will" opinion, describe the degree of uncertainty in the opinions, and provide any necessary risk factor discussion. Apply similar revisions to the Material United States Federal Income Tax Consequences section beginning on page 53 and the tax opinion filed as Exhibit 8.2.

In addition, please state clearly in the summary and elsewhere in the prospectus that under a Section 368(a) reorganization, the exchange of AT&T shares for SBC shares by AT&T shareholders will be tax-free.

2. In order to enhance readers` understanding of the alternative tax consequences, please explain more clearly the meaning of the merger agreement`s provision (Section 6.18 of the merger agreement) that the parties can restructure the merger to include "in the per share merger consideration the per share amount of the special dividend" if such restructuring is needed in order to obtain Section 368(a) treatment. For example, your revised disclosure should explain to readers what you mean by including "in the per share merger consideration the per share amount of the special dividend." Does this mean that SBC will be deemed to pay the $1.30 per share in cash as part of the merger consideration in lieu of AT&T paying its shareholders a cash dividend?

Finally, your disclosure appears to be stating that if the restructuring occurs, the merger will constitute a tax-free Section
368(a) reorganization but AT&T shareholders may still recognize a gain (the amount of the recognized gain depending on the circumstances described on pages 4 and 55). To enhance readers` understanding and avoid any confusion on the part of readers, please explain why it is consistent to indicate that a merger is a tax-free
Section 368(a) transaction even though AT&T shareholders may be forced to recognize gains.

The Merger, page 28

3. We note your revisions in response to prior comment #3. We again ask that you provide expanded information regarding the extent of any discussions between AT&T and third parties. In this regard, you state on pages 29 and 31 that AT&T`s management made conclusions based on the relative levels of interest expressed by other parties, but the first paragraph on page 28 does not give any indication to the levels of interest expressed. In addition, it is unclear how the
AT&T board assumed that a potential transaction with SBC could result in greater cost savings than in other transactions based on those preliminary discussions. Please revise accordingly.

4. The revisions made in response to our prior comment #4 appear to address more the question of SBC`s intentions with respect to the 10%-15% premium range rather than the question of how the range was calculated. Therefore, as previously requested by our comment #4, please explain, with an useful level of detail, how SBC selected a range of 10%-15% for the "small" premium it was willing to pay for AT&T`s shares.

      SBC`s Reasons for the Merger, page 32

5. Revise page 34 to indicate that the SBC board reviewed the third party analyses and newspaper articles as background information and that the materials were not "of material significance" to its consideration of the merger, as indicated in your response to prior comment #7. We believe your current disclosure may imply that the board materially relied on the materials.

Opinion of AT&T`s Financial Advisors, page 40

6. We reviewed the SBC-prepared forecasts for 2005, which were provided in response to our prior comment #10. We further note your statement that such forecasts "were not inconsistent with the analysis that CSFB and Morgan Stanley had compiled based upon publicly available information." However, based on our review of the
CSFB/Morgan Stanley presentation to the A&T board, the 2005 projections used by the financial advisors in their analyses and based on publicly available research estimates appear to differ from the SBC-prepared forecasts for 2005. Specifically, the SBC-prepared forecasts of total revenues for 2005 appear to differ from the projected total revenues for 2005 contained within the CSFB/Morgan Stanley presentation. In your response letter, please reconcile this discrepancy.

7. Although we note the explanation provided in your response to our prior comment #10, provide us with copies of the SBC-prepared projections for 2006 and 2007 so that we can review the projections.
If you wish, you may request the return of the projections in accordance with Rule 418(b) of Regulation C.
Furthermore, according to your response to our prior comment #10, CSFB and Morgan Stanley were not provided copies of SBC-prepared projections for 2006 and 2007. Instead, they were only allowed to view the projections "briefly without taking notes." Yet, your disclosure in the prospectus/proxy statement continues to state that
CSFB and Morgan Stanley "reviewed...financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC" and "reviewed certain financial projections for 2005 through 2007 prepared by the management of SBC." Given your response indicates that neither CSFB nor Morgan Stanley had an opportunity to review the 2006 and 2007 projections to the same extent that they had to review the 2005 projections, your disclosure should be revised to indicate the limited scope of their review of the 2006-2007 projections.

8. As requested by prior comment #13 of our May 6, 2005 letter and prior comment #39 of our April 8, 2005 letter, please describe in the prospectus/proxy statement the criteria used to select the "comparable companies" utilized in the discounted cash flow analysis.

Include in the prospectus/proxy statement your stated explanation of why the financial advisors used different companies for the discounted cash flow analysis and selected company analysis.

The Merger Agreement, page 59

9. The disclosure that the representations and warranties "may not be complete," "may or may not have been accurate," and "do not purport to be accurate as of the date of this document" is vague and may not be clear to security holders. As requested by our prior comment #18, please include in the prospectus/proxy statement an express statement acknowledging if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

10. Your disclosure refers to agreements other than the merger agreement. Such references are overly broad and may not be clear to security holders. Please revise to omit reference to agreements other than the merger agreement.

11. You note your statement that the representations and warranties were made "only for the purposes of such agreements" and the "benefit of the parties." These statements appear to limit reliance by investors on the descriptions of the representations and warranties.
Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Exhibits 8.1 and 8.2

12. Please file the executed Wachtell and Sullivan & Cromwell tax opinions prior to requesting effectiveness.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372 or me at (202) 551-3810 with any other questions.


      			Sincerely,




      			Michele M. Anderson
      			Legal Branch Chief


Cc:	Ariel Aminetazh (via fax)
	Sullivan & Cromwell

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SBC Communications Inc.
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